Exhibit 99.2

Blake, Cassels & Graydon LLP Barristers & Solicitors Patent & Trade-mark Agents 199 Bay Street Suite 4000, Commerce Court West Toronto ON M5L 1A9 Canada Tel: 416-863-2400 Fax: 416-863-2653

September 16, 2019

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of the Superintendent of Securities, Northwest Territories
Office of the Yukon Superintendent of Securities

Nunavut Securities Office

RE:	Shopify Inc.
Re:	Prospectus Supplement dated September 16, 2019 to the Short Form Base Shelf Prospectus dated August 3, 2018

We refer to the prospectus supplement dated September 16, 2019 to the short form base shelf prospectus dated August 3, 2018 (the “Prospectus Supplement”) of Shopify Inc. relating to an offering of Class A Subordinate Voting Shares.

We hereby consent to the reference to our name on the face page and under the headings “Legal Matters” and “Documents Filed as Part of the Registration Statement” and to the reference to our name and opinions under the headings “Canadian Federal Income Tax Considerations” and “Eligibility for Investment” in the Prospectus Supplement.

We confirm that we have read the Prospectus Supplement and that we have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement that are derived from our opinions referred to above or that are within our knowledge as a result of services we performed in connection with the preparation of such opinions.

Yours very truly,

(Signed) Blake, Cassels & Graydon LLP

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